Exhibit 21.1

MONARCH FINANCIAL HOLDINGS, INC.

SUBSIDIARIES OF REGISTRANT

1.	Monarch Financial Holdings, Inc. owns 100% of Monarch Bank, a Virginia corporation.

2.	Monarch Bank owns 100% of Monarch Investments, LLC, a Virginia limited liability company

3.	Monarch Bank owns 100% of Monarch Capital, LLC, a Virginia limited liability company

4.	Monarch Investments, LLC, owns 51% of Virginia Asset Group, LLC/a Monarch Company, a Virginia limited liability company